Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

1.	At the January 12, 2017 Meeting, the Boards of Directors/Trustees (the “Board”) of the Voya funds approved the designation of Class T shares on behalf of Voya Global Target Payment Fund.